UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒        Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐        No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐        No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐        No:  ☒

Investor Relations CONFERENCE CALL 3Q09 October 23, 2009

Oi and BrT Integration
Status of the Process of Operational Integration
Market and Channels
9M09 Achievements
100% of mobile service retail
sales made in the new portfolio
Unique operating model for
sales and service
Distribution model
restructuring in Region II,
focused on small retail and
virtual recharge
Authorized Agents focused
on the post paid segment
Differentiated actions by
client profile in Business
market
National coverage
consolidation for Corporate
segment
Engineering and Network Opex Synergies
Consolidation of just one NOC*
to provide an integrated vision
and management for the entire
network
Implementation of a model of a
single supplier to service
internal plant requirements in
Regions I and III
Integration of network
development, planning, and
operation activities
Main actions aimed to seize Cost
synergies
Implementation of the last
stage of company´s
administrative restructuring
Review of logistics models
Adoption of sim-card alone
strategy to reduce COGS
Reduction in roaming costs
Main actions to rationalize
Capex:
Supplier Consolidation
Optimization of IT investments
Renegotiation with third
parties

Investor Relations|
* Network Operational Center

09/30/09: 2nd Stage of the Corporate Simplification

Oi and BrT Integration
Corporate Restructuring Status: as of 4Q09, 100% of the good will amortization will generate fiscal benefits

Investor Relations|
07/31/09:
1st Stage of the Corporate Simplification
Copart 2
Copart 2
Copart
1
Copart
1
100%
82%
100%
100%
100%
19%
67%
11%
36%
100%
67%
82%
BrTP
BrTP
100%
67%
82%
100%
82%
Companies Merged
TMAR
TNL
Coari
Coari
TMAR
TNL
BrTP BrTP
BrTO
BrTO
TNL
TNL
TMAR
TMAR
Coari
Coari
BrTO BrTO
Invitel/
Solpart
55%
55%
48%

Consolidated RGUs
Million
+14.2%
53.0
60.5
3Q08
3Q09
Net
Additions
Customer Base
Million
7.5
Fixed Lines Broadband* Mobile
-3.0%
* Includes Oi TV´s cable users (52,000 clients)
Consolidated Revenue Generating Units
7 million new customers were added in the last 12 months, mainly mobile and broadband
12.5% 28,4%

Investor Relations|
3Q08 3Q09
3Q08
3Q09 3Q08 3Q09
• Total broadband net addtions in 3Q09: 154 thousand (76
thousand fixed broadband and 78 thousand in 3G, mainly
mini-modens)
• Fixed + mobile broadband: 4.5 mn clients

Consolidated Mobile Users
São Paulo leads net adds in past 12 months; Oi Conta Total represents 37% of Region
I´s post paid base
Mobile Customer Base
Million
27.1
3Q08 3Q09
RI
Net Additions
RII RIII
1.7
1.6
4.4
34.8
22.7
4.4
29.2
5.6
• Prepaid
– 89% of net additions in the last 12 months
– 84% of total mobile customer base by end of
the quarter
• Post-Paid + Control Plan
– “Oi Conta Total” amounted to 1.5 mn in Sept 09
(~700 th. plans), 58% above Sept 08
– Bundle product accounted for 37% of Oi´s
Region I post-paid users (area where product is
available)
• National Market Share of 21.0% in Sept 09, as
follows:
– 29% in Region I (leader)
– 16% in Region II (14.3% in Sept/08)
– 10.5% in Region III (11 months after start-up)
Post-paid+
Control Plans
Prepaid
7.6% 30.4%

Investor Relations|

Δ
2,220
2,548
8,973
9,049

315
26
92
65
46
50
12
76

123
114
97
28
28
6
328

Financial Performance – Consolidated Gross Revenue
Mobile and Broadband as main growth drivers for revenues; Strong Mobile Value Added
Service
3Q08 3Q09
Consolidated Gross Revenue
11,193
11,597
0.8%
3Q8
Fixed Mobile
3.6%
R$ Million
Consolidated Gross Fixed Revenues Growth– 3Q09 x 3Q08
R$ million
Data
F-M
Local
Data and
VAS
TOTAL
14.8%
Local
Consolidated Gross Mobile Revenues Growth – 3Q09 x 3Q08
R$ million
6 Investor Relations|
* Includes Fixed-Fixed, Fixed-Mobile and Mobile-Originated Long Distance
Network
Usage
LD* Public
Phones
Subscripti
ons
TOTAL
Data Network
Usage
Originated
Calls
Handset
Revenue
Roaming

Financial Performance – Consolidated Costs & Expenses and EBITDA
Recurring Costs decreased and Recurring EBITDA showed recovered in 3Q09

Investor Relations|
3Q08 3Q09
Recurring and
Comparable
Consolidated Operating Costs and Expenses
R$ Million
Consolidated EBITDA – Oi (TNE)
R$ Million; Margin %
EBITDA Margin
34.0%
35.1%
3Q08
3Q09
Recurring
non-recurring items
- 5.8%
+ 3.0%

Other Items in the Consolidated Result
Although still not able to have full tax benefits related to total goodwill amortized, this was not enough to reverse quarterly result
Consolidated Net Financial Result
R$ Million
Net Income
R$ Million
3Q08 3Q09
3Q08
3Q09
-R$81 mn
Depreciation and Amortization
R$ Million
3Q08
3Q09
+R$231 mn

Investor Relations|
• Factors affecting net income:
– Higher net financial expenses
– Goodwill amortization derived from the
acquisition of Brasil Telecom
– Temporary fiscal effects (amortization
expenses without benefits of tax credits)
• Non-recurring operating expenses due to the
acquisition of BRTO and start-up in São Paulo

3.3
13.7
5.1
23.2
4.7
22.9

3.0
7.3
5.3
4.1
3.2
5.7

9.2
21.6
21.1

Financial Performance: Consolidated Debt
Non-recurring effects and temporary fiscal effects related to goodwill amortization for
BRTO’s acquisition affected quarterly result
Consolidated Gross Debt
R$ Billion
Sep/08 Jun/09
17.8
29.6
Local Currency Foreign Currency
Sep/09
28.6
Sep/08 Jun/09 Sep/09
Consolidated Net Debt
R$ Billion
Gross Debt Amortization
R$ Billion
2010 2011 2012 2013 2014
onwards

Investor Relations|
2009
• Foreign exchange exposure: 1.8% of total debt as of
September/09
• Effective cost of debt: 9.5% (vs 11.45% in 2Q09)
• Net Debt/Recurring EBITDA: 2.1x (LTM)

• Consolidated CAPEX :
– 17.8% of 3Q09 net revenue ( vs. 19.5%
in 3T08); 14.3% of 9M09 net revenues
– 77% directed to growth business (46%
Mobile and 31% Data/Broadband)
• Fixed Telephony Capex:
– Reduction stems from high volume  in
3Q08 earmarked to adapt the switching
centers to portability, despite higher
investments to expand broadband
capacity and coverage
• Mobile Telephony Capex:
– Increase to expand network and quality
Financial Performance: Consolidated CAPEX
77% of CAPEX is earmarked to growth businesses: Wireless segment and Data
Transmission / broadband
CAPEX
R$ Million
3Q08 3Q09
1,345
Fixed Mobile
1,474
-8.8%

Investor Relations|
3,190
9M09

Q & A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2009

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/S/ ALEX WALDEMAR ZORNIG
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer and Investor Relations Officer